02041005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ending May 31, 2002

WESCAST INDUSTRIES INC.
(Translation of registrant's name into English)

200 Water Street, Wingham, Ontario, Canada N0G 2W0
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ■

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ■

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESCAST INDUSTRIES INC.
(Registrant)

Date: May 31, 2002

By RT Finnie
(Signature)
Ray Finnie
President and CEO

wescast industries inc.

WESCAST INDUSTRIES INC.
DECLARES DIVIDEND

TSE:	WCS.A
NASDAQ:	WCST

May 7, 2002

Brantford, Ontario, - Wescast Industries Inc. has declared a dividend on its common shares in the amount of $0.12 per common share, and such dividend shall be payable on June 7, 2002 to shareholders of record at the close of business on May 17, 2002.

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts, and machines high-quality iron and steel exhaust manifolds for automotive OEMs. Wescast operates seven production facilities in North America, and three sales and design offices in North America and Europe. The Company is recognized worldwide for its quality products, innovative design solutions, and highly committed workforce.

For further information, please contact:

Mr. Ray Finnie
Wescast Industries Inc.
(519) 759-0452

wescast industries inc.

Linamar

WESCAST AND LINAMAR ANNOUNCE NEW EUROPEAN BUSINESS

BRANTFORD AND GUELPH, Ontario, May 7, 2002 – Weslin Industries Inc. located in Oroszlány, Hungary, a joint venture between Wescast Industries Inc. (Nasdaq:WCST; TSE:WCS.A) and Linamar Corporation (TSE:LNR), has been awarded new business contracts with Garrett Engine Boosting Systems S.A., and SATA Group.

An agreement has been reached to supply integrated machined exhaust manifolds and turbine housings to Garrett, commencing in July 2002. When fully ramped-up, this newly acquired business for the Ford 1.8L and 2.0L in-line turbocharged diesel engine programs will result in the casting and machining of 300,000 pieces annually for 5 years. The assembled integrated turbo manifolds will be sent by Garrett to Ford's engine plant in Dagenham, England, and then shipped to Ford's assembly plants in Cologne, Germany and Valencia, Spain for use in the Ford Focus.

Beginning in 2003, Weslin will supply cast iron exhaust manifolds for the 1.9L Fiat diesel engine program to SATA Group. SATA machines components for the automotive industry in 5 facilities worldwide. Approximately 250,000 manifolds will be supplied annually to this new customer over an eight-year period. Once machined by SATA, the finished parts will be shipped to Fiat S.p.A. at their Pratola Serra, Italy engine plant for use in their Punto, Stilo Bravo, Marea, Multipla, and the Alfa Romeo 147 and 156 vehicles.

"We are excited about these new business opportunities and look forward to strengthening our relationship with Garrett" said Ray Finnie, President and CEO of Wescast Industries Inc. "The newly formed relationship with SATA Group will be significant to all our stakeholders."

"Weslin's commitment to providing innovative product solutions has resulted in attracting new business in the European automotive market," stated Linda Hasenfratz, President of Linamar Corporation. "These new contracts further expand our reach into this competitive market."

Weslin Industries Inc. is a European joint venture operation between Wescast Industries Inc. and Linamar Corporation and was established in 1999 for the sales, design and manufacture of iron automotive castings for the European market. Linamar Corporation is a global manufacturer of precision-machined components, assemblies, and castings primarily for the automotive industry. Wescast Industries Inc. is a world leader in manufacturing iron exhaust manifolds for the light vehicle and truck industry. Both companies are headquartered in southwestern Ontario.

For further information please contact:

Mr. Ray Finnie
President & CEO
Wescast Industries Inc.

Linda Hasenfratz
President
Linamar Corporation

(519) 759-0452 (519) 836-7550

Advisory

Weslin and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities commissions and in reports to our stockholders. These statements may be identified by words such as "believe," "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Weslin undertakes no obligation to update any of these forward-looking statements.

wescast industries inc.

WESCAST VICE PRESIDENT AND CHIEF FINANCIAL OFFICER JIM SLATTERY RESIGNS

TSE: **WCS.A**
NASDAQ: **WCST**

May 2, 2002
Brantford, Ontario

Wescast Industries Inc., the world's largest supplier of exhaust manifolds for passenger cars and light trucks, announces the resignation, effective May 24, of D. James Slattery, Vice President and Chief Financial Officer. After joining Wescast in March 1997, Slattery helped lead the implementation of the company's global expansion and diversification strategies. Slattery has accepted a position as President of an auto parts supplier in Ontario.

A search will be conducted to find a replacement Vice President and CFO. In the interim, Ray Finnie, President and CEO, will assume responsibility for the finance area until a successor is in place.

Finnie commented, "During the five years that Jim has been with Wescast, he has been a key member of our management team and I thank him for his commitment and contribution to the company. We will miss Jim and wish him every success in his new role."

About Wescast Industries Inc.

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast has sales and design centres in Canada, the United States and Germany, as well as sales representation in the United Kingdom, France and Japan. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 759-0452